UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of Directors or Certain Officers.

On June 2, 2025, the Board of Directors of Semilux International Ltd. (the “Company”) appointed Ms. Shu-Chuan Chien as a member of the Board of Directors, effective immediately. Ms. Chien fills the vacancy created by the resignation of Mr. Kwan Sun, which was previously disclosed by the Company in its Form 6-K filed on May 15, 2025.

In addition to her appointment to the Board, Ms. Chien has also been appointed to serve as a member of the Company’s Audit Committee.

Ms. Chien serves as the General Manager of Xuyao International Industrial Co., Ltd., where she is responsible for the company’s overall strategic direction, operations, and business development, including oversight of financial performance and internal controls. Prior to joining Xuyao, Ms. Chien served as Procurement Section Manager at Hua Hao Electronics Co., Ltd., where she led strategic sourcing initiatives and managed supplier relationships across global markets. Ms. Chien has over 20 years of experience in corporate management, procurement, and international business operations, with a focus on supply chain optimization, cost control, risk assessment, and cross-border business development. She holds a degree in International Trade from Aletheia University in Taiwan.

The Company also entered into an indemnity agreement with Ms. Chien in the same form as its standard form of indemnification agreement with its other directors.

The Company confirms that there are no related party transactions between Ms. Chien and the Company that would require disclosure under Item 7.B of Form 20-F. Any compensation arrangements in connection with her appointment will be disclosed, if applicable, in a subsequent filing.

Press Release Announcing Receipt of the Nasdaq Delinquency Notice

On May 27, 2025, the Company received a delinquency notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission.

On June 2, 2025, the Company issued a press release regarding the receipt of the Notice. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated June 2, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: June 5, 2025	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

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